                             SECURITIES AND EXCHANGE COMMISSION
                                    Washington, DC 20549

                                        SCHEDULE TO

                 Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                           of the Securities Exchange Act of 1934

                           OFI Tremont Core Strategies Hedge Fund
                                      (Name of Issuer)

                           OFI Tremont Core Strategies Hedge Fund
                            (Name of Person(s) Filing Statement)

                               Shares of Beneficial Interest
                               (Title of Class of Securities)

                                         67084K103
                           (CUSIP Number of Class of Securities)

                                  Lisa I. Bloomberg, Esq.
                                 Two World Financial Center
                               225 Liberty Street, 11th Floor
                               New York, New York 10281-1008
                                       (212) 323-0560
            (Name, Address and Telephone Number of Person Authorized to Receive
          Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
Transaction Valuation: $240,069,069a   Amount of Filing Fee: $28,256b
-------------------------------------------------------------------------------

     (a)  Calculated  as the  estimated  aggregate  maximum  purchase  price for twenty-five  percent of the Issuer's  outstanding shares of beneficial  interest based on the estimated total net asset value of the Issuer's  outstanding shares of beneficial interest as of March 31, 2005.

(b)  Calculated at 0.00011770% of the Transaction Valuation.

     [ ] Check  the box if any part of the fee is  offset  as  provided  by Rule
0-11(a)(2)  and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
                        ------------------------------
Form or Registration No.:
                          ----------------------------
Filing Party:
              ----------------------------------------
Date Filed:
            ------------------------------------------

     [  ]  Check  the  box  if  the  filing   relates   solely  to   preliminary
communications made before the commencement of a tender offer.

Check the  appropriate  boxes below to designate  any  transactions  to which the  statement relates:

  [  ]third-party tender offer subject to Rule 14d-1.
  [x ]issuer tender offer subject to Rule 13e-4.
  [  ]going-private transaction subject to Rule 13e-3.
  [  ]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1:    SUMMARY TERM SHEET

     The  information  required by Item 1 is  incorporated  by  reference to the
Repurchase Offer Notice (Exhibit (a)(1)(ii)), which is attached as an exhibit to this Schedule TO.

ITEM 2:    SUBJECT COMPANY INFORMATION

     There  is no  established  primary  or  secondary  trading  market  for the securities. As of March 31, 2005, the number of outstanding shares of beneficial interest of the Fund were 238,107.067.  Other information  required by Item 2 is incorporated by reference to the Repurchase  Offer Notice  (Exhibit  (a)(1)(ii))
and the  Repurchase  Request Form (Exhibit  (a)(1)(iii)),  which are attached as exhibits to this Schedule TO.

ITEM 3:    IDENTITY AND BACKGROUND OF FILING PERSON

     The name of the filing  person is OFI Tremont  Core  Strategies  Hedge Fund
(the "Fund"). The Fund's address is 6803 South Tucson Way, Centennial,  Colorado
80112, and the Fund's telephone number is 1.866.634.6220. The investment adviser of the Fund is  OppenheimerFunds,  Inc., which is located at Two World Financial
Center, 225 Liberty Street,  New York, New York 10281-1008 (the "Adviser").  The
investment  manager is Tremont  Partners,  Inc.,  which is located at  Corporate
Center at Rye, Suite C-300, 555 Theodore Fremd Avenue,  Rye, New York 10580 (the
"Investment  Manager").  The distributor is OppenheimerFunds  Distributor,  Inc.
(the "Distributor"). The Fund's Independent Trustees are Ronald J. Abdow, Joseph
M. Wikler and Peter I. Wold. The Fund's  Interested  Trustees are Eustis Walcott
and John V. Murphy. The address for each Trustee,  except Mr. Murphy, is 6803 S.
Tucson Way, Centennial,  Colorado 80112-3924.  The address for Mr. Murphy is Two
World Financial Center, 225 Liberty Street, New York, New York 10281-1008.

ITEM 4:    TERMS OF THE REPURCHASE OFFER

     It is not  anticipated  that the repurchase  offer will be extended.  Other information  required by Item 4 is  incorporated  by reference to the Repurchase
Offer Notice  (Exhibit  (a)(1)(ii))  and the  Repurchase  Request Form  (Exhibit
(a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 5:    PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Not Applicable.

ITEM 6:    PURPOSE OF TRANSACTION AND PLANS OR PROPOSALS OF THE FUND AND ITS
           AFFILIATES

     The  securities  acquired  in  the  transaction  will  be  retired.   Other
information  required by Item 6 is  incorporated  by reference to the Repurchase
Offer Notice  (Exhibit  (a)(1)(ii))  and the  Repurchase  Request Form  (Exhibit
(a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 7:    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     The  information  required by Item 7 is  incorporated  by  reference to the
Repurchase  Offer Notice (Exhibit  (a)(1)(ii))  and the Repurchase  Request Form
(Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 8:    INTEREST IN SECURITIES OF THE FUND

     As of March 31, 2005, the Adviser is the beneficial owner of 111.186 shares
(i.e., 0.05%) of the Fund. Other information  required by Item 8 is incorporated by  reference  to the  Repurchase  Offer  Notice  (Exhibit  (a)(1)(ii))  and the
Repurchase Request Form (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 9:    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     No persons have been  employed,  retained or are to be  compensated  by the
Fund to make  solicitations or recommendations in connection with the Repurchase
Offer.

ITEM 10:   FINANCIAL STATEMENTS

The following financial statements and information are incorporated by reference:

     (1) The Fund's audited  financial  statements  included in the Statement of
Additional Information,  dated July 27, 2004 for the fiscal year ended March 31,
2004 and filed on EDGAR on Form N-2 on July 27, 2004; and

     (2) The  annual  financial  statements,  previously  filed on EDGAR on Form
N-CSR on June 21, 2004 and the semi-annual financial statements previously filed on EDGAR  Form  N-CSR on  December  6,  2004,  which the Fund has  prepared  and furnished to  Shareholders  pursuant to Rule 30e-1 under the Investment  Company
Act of 1940 and filed with the  Securities and Exchange  Commission  pursuant to
Rule 30e-1 under the Investment Company Act of 1940.

ITEM 11:   ADDITIONAL INFORMATION

(a)(1)      None.
(a)(2)      None.
(a)(3)      Not applicable.
(a)(4)      Not applicable.
(a)(5)      None.

(b)         None.

ITEM 12:   EXHIBITS

(a)(1)(i)  Cover Letter to Repurchase Offer.
(a)(1)(ii) Repurchase Offer Notice.
(a)(1)(iii)Form of Repurchase Request Form.
(a)(1)(iv) Form of Letter to Shareholders Regarding Acceptance of Tender of All
           Shares Held by Shareholders.
(a)(1)(v)  Form of Letter to Shareholders Regarding Acceptance of Tender of a
           Portion of Shares Held by Shareholders.
(a)(1)(vi) Form of Promissory Note for Payment Regarding Acceptance of Tender
           of All Shares Held by Shareholders.
(a)(1)(vii) Form of Promissory Note for Payment regarding Acceptance of Tender of a Portion of Shares Held by Shareholders.
(a)(2)      Not applicable.
(a)(3)      Not applicable.
(a)(4)      Not applicable.
(a)(5)      None.

(b)         Not applicable.

(d)         Not applicable.

(g)         None.

(h)         None.

ITEM 13:   INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

                                         SIGNATURE

     After due inquiry  and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

                                    OFI Tremont Core Strategies Hedge Fund

                                    By: /s/ Lisa I. Bloomberg
                                        --------------------------
                                    Name: Lisa I. Bloomberg
                                    Title:   Assistant Secretary

Date: April 29, 2005

Exhibit (a)(1)(i)

                           OFI Tremont Core Strategies Hedge Fund
                            Corporate Center at Rye, Suite C-300
                                 555 Theodore Fremd Avenue
                                    Rye, New York 10580

April 29, 2005

Dear OFI Tremont Core Strategies Hedge Fund Shareholder:

     OFI Tremont Core  Strategies  Hedge Fund is a  closed-end,  non-diversified management  investment company organized as a business trust in the Commonwealth of  Massachusetts  (the "Fund").  This notice is to inform you about your Fund's offer to repurchase a portion of its outstanding  shares of beneficial  interest
("Shares") and to provide  instructions to Shareholders who would like to tender some or all of their Shares for repurchase by the Fund. This repurchase offer is intended to provide  liquidity to Shareholders  since Shares of the Fund are not redeemable daily for cash nor are they traded on a stock exchange. You can offer some  or all of  your  Shares  for  repurchase  only  during  one of the  Fund's repurchase offers.

     The  repurchase  offer  period will begin on May 1, 2005 and end on May 31,
2005. If you wish to sell any of your Shares during this tender period,  you can do so in one of the following ways:

     1. If your Shares are held in your own name  (please  refer to your account statement),  you can complete the attached Repurchase Request Form and return it to Tremont Partners, Inc. by 12:00 Midnight, Eastern Time (ET), on May 31, 2005.
The Fund  currently  does not charge a processing  fee for  handling  repurchase requests.

     2. If your Shares are held for your retirement plan by your retirement plan trustee,  your  retirement  plan trustee must submit the repurchase  request for you. They may charge a transaction fee for that service.

     Please  refer to your Fund  Prospectus  and the enclosed  Repurchase  Offer
Notice and Repurchase  Request Form for more details.  If you are not interested in selling any of your Shares at this time,  you do not have to do anything  and can  disregard  this Notice.  We will  contact you prior to the next  repurchase offer.

     An  Early  Withdrawal  Charge  equal  to  1.00%  of  the  value  of  Shares repurchased  by the Fund will apply if the date as of which the Shares are to be valued for purposes of  repurchase  is less than one year  following the date of your initial investment in the Fund. If applicable,  the Early Withdrawal Charge will be deducted before payment of the proceeds of a repurchase.

--------------------------------------------------------------------------------------------
All requests to have Shares  repurchased  must be received by Tremont  Partners,
Inc. at its office in Rye,  New York in good order no later than 12:00  Midnight
(ET),    on    May    31,    2005    (the    Repurchase    Request    Deadline).
--------------------------------------------------------------------------------------------

     Please refer to the enclosed  Repurchase Offer  documents.  If you have any questions,  call your  financial  adviser  or  broker,  or you can call  Tremont
Partners, Inc. at 1.914.925.2951.

Sincerely,

Tremont Partners, Inc.

Exhibit (a)(1)(ii)

--------------------------------------------------------------------------------------------
                           OFI TREMONT CORE STRATEGIES HEDGE FUND
--------------------------------------------------------------------------------------------
                                  REPURCHASE OFFER NOTICE
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
                     OFFER TO REPURCHASE SHARES OF BENEFICIAL INTEREST

                                       APRIL 29, 2005

                       THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
                            12:00 MIDNIGHT (ET), ON MAY 31, 2005
                                UNLESS THE OFFER IS EXTENDED

To the Shareholders of OFI Tremont Core Strategies Hedge Fund:

     OFI Tremont  Core  Strategies  Hedge Fund,  a  closed-end,  non-diversified management  investment company organized as a business trust in the Commonwealth of  Massachusetts  (the "Fund"),  is offering to  repurchase  up to  twenty-five percent  (25%) of the aggregate  number of shares of beneficial  interest of the
Fund  ("Shares")  that are tendered by  Shareholders  and not withdrawn prior to
12:00 Midnight (ET), on May 31, 2005,  subject to any extensions of the offer to repurchase Shares ("Repurchase  Offer"). The amount due to any Shareholder whose
Shares are repurchased  will be equal to the value of the  Shareholder's  Shares
(or portion  thereof being  repurchased)  determined as of June 30, 2005, or, if the  Repurchase  Offer is extended,  as of a date  designated  by the Fund in an amended notice to  Shareholders  (the  "Valuation  Date"),  and based on the net asset  value of the  Fund's  assets as of that  date,  less an early  withdrawal charge,  if  applicable.  Shareholders  may tender all,  or a portion of,  their
Shares up to an amount  such that they  maintain  the minimum  required  capital account balance of $500,000 after the repurchase of Shares.

     Investors  should  realize  that the value of the Shares  tendered  in this
Repurchase  Offer likely will change  between  March 31, 2005 (the last time net asset value will have been calculated  before the start of this offer) and April
30, 2005 and May 31, 2005 (the next time net asset value will be calculated) and
June  30,  2005,  when the  value of the  Shares  tendered  to the Fund  will be determined  for  purposes of  calculating  the  purchase  price of such  Shares.
Investors  should also realize that  although the  Repurchase  Offer  expires at
12:00 Midnight  (ET), on May 31, 2005,  or, if the offer is extended,  such time and dates as the Fund  designates  in an amended  notice to  Shareholders,  they remain  Shareholders  in the Fund until the Valuation  Date. Any Shareholder who wishes to obtain the most  recently  calculated  net asset value of their Shares should contact Tremont Partners,  Inc. at 1.914.925.2951 during regular business hours.

     NEITHER THE FUND NOR ITS BOARD OF TRUSTEES MAKE ANY  RECOMMENDATION  TO ANY
SHAREHOLDER  WHETHER TO TENDER OR REFRAIN FROM  PARTICIPATING  IN THE REPURCHASE
OFFER.  EACH  SHAREHOLDER  MUST MAKE AN INDEPENDENT  DECISION  WHETHER TO TENDER
SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

     NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY  RECOMMENDATION  ON BEHALF OF THE
FUND WHETHER  SHAREHOLDERS  SHOULD TENDER PURSUANT TO THIS REPURCHASE  OFFER. NO
PERSON  HAS  BEEN   AUTHORIZED   TO  GIVE  ANY   INFORMATION   OR  TO  MAKE  ANY
REPRESENTATIONS  IN  CONNECTION  WITH THIS  REPURCHASE  OFFER  OTHER  THAN THOSE
CONTAINED IN THIS REPURCHASE OFFER OR IN THE FUND'S  PROSPECTUS AND STATEMENT OF
ADDITIONAL  INFORMATION.  IF GIVEN OR MADE,  ANY SUCH  RECOMMENDATIONS  AND SUCH
INFORMATION  MUST NOT BE RELIED UPON AS HAVING BEEN  AUTHORIZED BY THE FUND, ITS
INVESTMENT ADVISER, DISTRIBUTOR OR TREMONT PARTNERS, INC.

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
EXCHANGE  COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
SECURITIES  COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR
ON THE ACCURACY OR ADEQUACY OF THE INFORMATION  CONTAINED IN THIS DOCUMENT.  ANY
REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     Questions and requests for assistance and requests for additional copies of the  Repurchase  Offer may be directed  to Tremont  Partners,  Inc.,  the Fund's
Investment Manager, at 1.914.925.2951.

                                     SUMMARY TERM SHEET

     o OFI  Tremont  Core  Strategies  Hedge Fund (the  "Fund") is  offering  to repurchase up to twenty-five  percent (25%) of the aggregate number of shares of beneficial interest of the Fund ("Shares") that are tendered by Shareholders and not withdrawn  prior to 12:00  Midnight  (ET),  on May 31, 2005,  subject to any extensions  of the  offer to  repurchase  Shares  ("Repurchase  Offer").  If the
Repurchase  Offer is  over-subscribed,  the Fund may repurchase  only a pro rata portion of the shares tendered by each Shareholder. See Item 1 of the Repurchase
Offer Notice.

     o The  Repurchase  Offer will remain open until 12:00 Midnight (ET), on May
31, 2005, or if the Repurchase Offer is extended, such time and date as the Fund designates in an amended notice to Shareholders ("Repurchase Request Deadline").
Net asset value will be calculated  for this purpose as of June 30 , 2005, or if the  Repurchase  Offer is extended,  as of a date  designated  by the Fund in an amended  notice  to  Shareholders  (the  "Valuation  Date").  See  Item 3 of the
Repurchase Offer Notice.

     o Shareholders  must determine  whether to tender their Shares prior to the
Repurchase  Request  Deadline.  The net  asset  value  at which  the  Fund  will repurchase Shares will not be calculated until the Valuation Date. The net asset value can fluctuate  and may fluctuate  between the date you submit a Repurchase
Request and the Valuation  Date. The net asset value on the  Repurchase  Request
Deadline  and the  Valuation  Date could be higher or lower than on the date you submit a Repurchase Request Form. See Item 4 of the Repurchase Offer Notice.

     o Payment  of the  purchase  price for Shares (or  portion  thereof)  shall consist of: (i) cash or a promissory note,  which need not bear interest,  in an amount equal to such percentage,  as may be determined by the Board of Trustees, of the estimated  unaudited  net asset value of the Shares (or portion  thereof)
repurchased  by the  Fund  determined  as of the  date of such  repurchase  (the
"Initial  Payment");  and,  if  determined  to be  appropriate  by the  Board of
Trustees or if the Initial Payment is less than 100% of the estimated  unaudited net asset  value,  (ii) a  promissory  note  entitling  the holder  thereof to a contingent  payment  equal to the excess,  if any, of (x) the net asset value of the Shares (or portion  thereof)  repurchased by the Fund as of the date of such repurchase, determined based on the audited financial statements of the Fund for the Fiscal Year in which such  repurchase  was  effective,  over (y) the Initial
Payment. See Item 5 of the Repurchase Offer Notice.

     o An  Early  Withdrawal  Charge  equal to  1.00%  of the  value  of  Shares repurchased  by the Fund will apply if the date as of which the Shares are to be valued for purposes of  repurchase  is less than one year  following the date of your initial investment in the Fund. If applicable,  the Early Withdrawal Charge will be deducted before payment of the proceeds of a repurchase.  See Item 11 of the Repurchase Offer Notice.

     o  Shareholders  who tender part of their Shares must leave an amount equal to at least  $500,000 (the  "Required  Minimum  Balance") in the Fund.  The Fund
reserves  the right to reduce  the  amount  of  Shares  repurchased  so that the
Required  Minimum  Balance is  maintained.  See Item 7 of the  Repurchase  Offer
Notice.

     o Following  this summary is a formal notice of the Repurchase  Offer.  The
Repurchase  Offer remains open until 12:00 Midnight (ET), on May 31, 2005. Until this time,  Shareholders  have the right to change  their mind and may  withdraw their Shares  submitted for  repurchase.  Shares  withdrawn may be  re-tendered, however,  provided  that such  tenders  are made before the  Repurchase  Request
Deadline by following the tender procedures  described herein. See Item 8 of the
Repurchase Offer Notice.

     o  Shareholders  who would like the Fund to repurchase  all or a portion of their  Shares  should  complete,  sign and send the  Repurchase  Request Form by regular mail, certified mail, courier or express mail to Tremont Partners, Inc.,
c/o OFI Tremont  Core  Strategies  Hedge Fund,  Corporate  Center at Rye,  Suite
C-300, 555 Theodore Fremd Avenue, Rye, New York 10580, so long as it is received before 12:00 Midnight (ET), on May 31, 2005. See Item 2 of the Repurchase  Offer
Notice.

     o The value of Shares may change  between May 1, 2005 and May 31, 2005. The net asset  value of the Shares is  calculated  by the Fund based on  information that the Fund  receives from the Fund's  Investment  Manager.  Shareholders  may obtain the net asset value of their Shares by contacting Tremont Partners,  Inc.
at 1.914.925.2951. See Item 3 of the Repurchase Offer Notice.

     o Shares  tendered  pursuant to the Repurchase  Offer may be withdrawn or a
Shareholder  may change the amount of Shares tendered for Repurchase at any time prior to 12:00 Midnight (ET), on May 31, 2005. The Board of Trustees of the Fund
may suspend or postpone  this  Repurchase  Offer only by a majority  vote of the
Trustees (including a majority of the disinterested Trustees).  Please note that just as Shareholders have the right to withdraw their tendered Shares,  the Fund has the right to cancel,  amend,  suspend or postpone this Repurchase  Offer any time before 12:00 Midnight (ET), on May 31, 2005. Also realize that although the tender offer  expires at 12:00  Midnight  (ET),  on May 31,  2005,  Shareholders
remain an investor in the Fund until June 30, 2005,  when the net asset value of a Shareholder's  Shares is calculated for purposes of determining the repurchase price of the Shares. See Item 8 of the Repurchase Offer Notice.

     o IT IS THE  RESPONSIBILITY  OF EACH  SHAREHOLDER  WHO  ELECTS TO TENDER TO
CONFIRM RECEIPT OF THE REPURCHASE  REQUEST FORM WITH TREMONT  PARTNERS,  INC. TO
ASSURE  GOOD  DELIVERY.  PLEASE  SEND THE  REPURCHASE  REQUEST  FORM TO  TREMONT
PARTNERS, INC. AND NOT TO YOUR FINANCIAL ADVISER.

                           FORMAL NOTICE OF THE REPURCHASE OFFER

     1. The Offer. The Fund is offering to repurchase up to twenty-five  percent
(25%) of the  aggregate  number  of shares of  beneficial  interest  of the Fund
("Shares")  at a price equal to the  respective  net asset value  ("NAV" or "Net
Asset Value") as of 12:00  Midnight (ET) on the Valuation  Date (defined  below)
upon the terms and conditions  set forth in this  Repurchase  Offer Notice,  the
Fund's  Prospectus,  and the related Repurchase  Request Form.  Together,  those documents constitute the "Repurchase Offer." The purpose of the Repurchase Offer is to provide liquidity to Shareholders of the Fund. The Repurchase Offer is not
conditioned upon the tender for repurchase of any minimum amount of Shares.  The
Fund does not anticipate any extension of the Repurchase Offer.

     Shareholders may obtain the most recently calculated  information regarding the Net Asset Value of their  Shares by  contacting  Tremont  Partners,  Inc. at
1.914.925.2951,  Monday through Friday, except holidays,  during normal business hours of 9:00  a.m.  to 5:00 p.m.  (ET).  The value of the  Shares  tendered  by
Shareholders  likely will change between March 31, 2005 (the last time Net Asset
Value will have been  calculated  before the start of this  offer) and April 30,
2005 and May 31,  2005 (the next time Net Asset  Value will be  calculated)  and
June 30, 2005 (the "Valuation Date").

     The  repurchase of Shares  pursuant to the  Repurchase  Offer will have the effect of decreasing the net assets of the Fund and increasing the proportionate shares in the Fund of Shareholders  who do not tender their Shares.  A reduction in the net  assets  of the  Fund  could  limit  the  Fund's  access  to  certain investment  opportunities,  cause the Fund to sell assets it would not have sold otherwise  (including public  securities),  or result in Shareholders who do not tender their  Shares  bearing  higher costs to the extent that certain  expenses borne by the Fund are relatively  fixed and may not decrease if assets  decline.
The effects of decreased Fund size and the increased  proportionate  share owned by  Shareholders  who do not tender may be reduced or  eliminated  to the extent that  additional  subscriptions  for Shares are made from time to time. The Fund anticipates retiring repurchased Shares.

     2. Repurchase  Request  Deadline - How to Submit  Requests.  All tenders of
Shares for  repurchase  must be received in proper  form (as  specified  in this
Repurchase Offer) by Tremont Partners, Inc. at its office in Rye, New York on or before 12:00 Midnight (ET), on May 31, 2005.  Repurchase  Requests  submitted to
Tremont  Partners,  Inc. in writing must be sent to the address specified in the
Repurchase  Request  Form.  Shareholders  wishing  to  confirm  receipt  of  the
Repurchase Request Form may contact Tremont Partners,  Inc. at 1.914.925.2951 or at the address set forth in the Repurchase  Request Form. The method of delivery of any  documents  is at the  election  and  complete  risk  of the  Shareholder tendering  his or her  Shares,  including,  but not  limited  to, the failure of
Tremont  Partners,  Inc. to receive  the  Repurchase  Request  Form or any other document.

     3. Valuation  Date.  Investors  should realize that the value of the Shares tendered in this Offer likely will change  between March 31, 2005 (the last time
Net Asset  Value will have been  calculated  before the start of this offer) and
April  30,  2005 and May 31,  2005  (the  next  time  Net  Asset  Value  will be calculated)  and June 30,  2005 (the  "Valuation  Date"),  when the value of the
Shares  tendered to the Fund will be determined for purposes of calculating  the purchase price of such Shares (unless the Repurchase Offer is extended,  then as of a date  designated  by the Fund in an amended  notice to  Shareholders).  The
Fund's estimated unaudited Net Asset Value per share since inception has been:

                  January 2003            $1,011
                  February 2003           $1,016
                  March 2003              $1,022
                  April 2003              $1,037
                  May 2003                $1,044
                  June 2003               $1,048
                  July 2003               $1,049
                  August 2003             $1,048
                  September 2003          $1,059
                  October 2003            $1,058
                  November 2003           $1,061
                  December 2003           $1,022
                  January 2004            $1,030
                  February 2004           $1,034
                  March 2004              $1,037
                  April 2004              $1,032
                  May 2004                $1,028
                  June 2004               $1,029
                  July 2004               $1,026
                  August 2004             $1,023
                  September 2004          $1,029
                  October 2004            $1,035
                  November 2004           $1,061
                  December 2004           $1,012
                  January 2005            $1,004
                  February 2005           $1,017
                  March 2005              $1,008

     As of the close of business  on March 31,  2005,  there were  approximately
238,107.067 Shares outstanding.

     4. Net Asset Value. You must determine  whether to tender your Shares prior to the Repurchase  Request  Deadline,  but the Net Asset Value at which the Fund will repurchase  Shares will not be calculated until the Valuation Date. The Net
Asset Value can  fluctuate  and may  fluctuate  between the date you submit your
Repurchase  Request and the Repurchase  Request Deadline and the Valuation Date.
The Net Asset Value on the  Repurchase  Request  Deadline and the Valuation Date
could be  higher  or lower  than on the date you  submit a  Repurchase  Request.
Shareholders may obtain the most recently calculated  information  regarding the
Net  Asset  Value of their  Shares  by  contacting  Tremont  Partners,  Inc.  at
1.914.925.2951,  Monday through Friday, except holidays,  during normal business hours of 9:00 a.m. to 5:00 p.m. (ET).

     5.  Payment for  Repurchased  Shares.  If all Shares of a  Shareholder  are
repurchased, the Shareholder will receive an initial payment equal to 95% of the estimated  value of the Shares and the balance due will be  determined  and paid promptly  after  completion  of  the  Fund's  audit  and  be  subject  to  audit adjustment.  The total  amount that a  Shareholder  may expect to receive on the repurchase of the Shareholder's Shares (or portion thereof) will be the value of the Shareholder's  Shares (or portion thereof being  repurchased)  determined on the  Valuation  Date and based on the Net Asset Value of the Fund's assets as of that date, minus any Early Withdrawal Charge, if applicable. This amount will be subject  to  adjustment  upon  completion  of the  annual  audit  of the  Fund's financial  statements  for the fiscal year in which the  repurchase  is effected
(which it is  expected  will be  completed  within 60 days after the end of each fiscal year).

     Payment of the purchase price for Shares (or portion thereof) shall consist of: (i) cash or a promissory  note,  which need not bear interest,  in an amount equal to such percentage,  as may be determined by the Board of Trustees, of the estimated  unaudited  Net  Asset  Value  of  the  Shares  (or  portion  thereof)
repurchased  by the  Fund  determined  as of the  date of such  repurchase  (the
"Initial  Payment");  and,  if  determined  to be  appropriate  by the  Board of
Trustees or if the Initial Payment is less than 100% of the estimated  unaudited
Net Asset  Value,  (ii) a  promissory  note  entitling  the holder  thereof to a contingent  payment  equal to the excess,  if any, of (x) the Net Asset Value of the Shares (or portion  thereof)  repurchased by the Fund as of the date of such repurchase, determined based on the audited financial statements of the Fund for the Fiscal Year in which such  repurchase  was  effective,  over (y) the Initial
Payment.

     Notwithstanding  anything in the  foregoing to the  contrary,  the Board of
Trustees,  in its  discretion,  may at the election of the  Shareholder  pay any portion of the repurchase price in marketable  Securities (or any combination of marketable  Securities  and cash) having a value,  determined  as of the date of repurchase,  equal to the amount to be repurchased. Any promissory note given to satisfy the Initial Payment shall be due and payable not more than 45 days after the date of repurchase  or, if the Fund has requested  withdrawal of its capital from any of its underlying  funds (the  "Portfolio  Funds") in order to fund the repurchase of Shares,  10 business days after the Fund has received at least 90%
of the aggregate amount withdrawn by the Fund from such Portfolio Funds.

     6.  Increase  in Amount of Shares  Repurchased;  Pro Rata  Repurchases.  If
Shareholders  tender for  repurchase  more  outstanding  Shares than the Fund is offering  to  repurchase  during  the  offering  period,  the Fund  may,  in the discretion  of the Board of Trustees  (but is not  obligated  to)  increase  the outstanding  Shares  that the Fund is  offering to purchase by up to two percent
(2%) on the Repurchase Request Deadline.  If the outstanding Shares tendered for repurchase exceeds the amount that the Fund is offering to repurchase,  the Fund will  repurchase  only  a pro  rata  portion  of the  Shares  tendered  by  each
Shareholder.  There can be no assurance that the Fund will be able to repurchase all the Shares  that you tender  even if you tender all the Shares that you own.
In the  event  of an  oversubscribed  Repurchase  Offer,  you may be  unable  to liquidate  some or all of your Shares at Net Asset  Value.  You may have to wait until a  subsequent  repurchase  offer to tender  the  Shares  that the Fund was unable to  repurchase,  and you would be subject to the risk of Net Asset  Value fluctuations during that time.

     7.  Amount of Tender.  A  Shareholder  who tenders  for  repurchase  only a portion of his Shares will be required to maintain a minimum  account balance of
$500,000  that is to be debited  from the account of the  Shareholder  as of the date that the Fund  values the Shares for  repurchase.  The Fund  maintains  the right to reduce the portion of Shares to be  repurchased  from a Shareholder  so that the required  minimum balance is maintained.  The Fund will promptly notify the  Shareholder if his tender of a portion of his Shares for  repurchase  would reduce his account balance to less than $500,000.

     The Fund may redeem all or part of a  Shareholder's  Shares if, among other reasons,  the Adviser  determines  that it would be in the best interests of the
Fund to do so. The Fund  reserves the right to reduce that portion of the Shares to be purchased from a Shareholder to maintain the Shareholder's account balance at $500,000 if a Shareholder  tenders a portion of his Shares and the repurchase of that portion would cause the Shareholder's account balance to fall below this required minimum.

   Shareholders may tender all or a portion of their Shares.

     8. Withdrawal of Tender of Shares for Repurchase.  Shares tendered pursuant to the  Repurchase  Offer may be withdrawn or the amount of Shares  tendered for
Repurchase  may be changed at any time prior to 12:00  Midnight (ET), on May 31,
2005 (the  "Repurchase  Request  Deadline").  You must send a written  notice to
Tremont Partners,  Inc. at the address specified in this Repurchase Request Form or the  Prospectus,  and  Tremont  Partners,  Inc.  must  receive  it before the
Repurchase Request Deadline.  All questions to the form and validity  (including time of receipt) of a notice of  withdrawal  will be  determined by the Fund, in its sole discretion,  and such determination shall be final and binding.  Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Repurchase Offer. However,  withdrawn Shares may be re-tendered prior to the
Repurchase Request Deadline by following the procedures described herein.

     9. Suspension or Postponement of Repurchase Offer. The Board of Trustees of
the Fund may suspend or postpone this  Repurchase  Offer only by a majority vote of the Trustees (including a majority of the disinterested Trustees) and only:

     (A) for any period  during which The New York Stock  Exchange or any market in which the  securities  owned by the Fund are  principally  traded is  closed, other than customary  weekend and holiday  closings,  or during which trading in such market is restricted;

     (B) for any period  during which an  emergency  exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably  practicable  for the Fund fairly to determine the value of its net assets; or

     (C) for such other periods as the  Securities  and Exchange  Commission may order for the protection of Shareholders of the Fund.

     10. Tax  Consequences.  A tender of Shares pursuant to the Repurchase Offer will be  treated as a taxable  sale of the  Shares if the tender (i)  completely terminates  the  Shareholder's  interest in the Fund,  (ii) is treated under the
Internal Revenue Code as a distribution that is "substantially disproportionate"
or (iii) is treated under the Internal  Revenue Code as a  distribution  that is
"not essentially equivalent to a dividend".  A "substantially  disproportionate"
distribution generally requires a reduction of at least 20% in the Shareholder's proportionate interest in the Fund after all Shares are tendered. A distribution
"not essentially  equivalent to a dividend" requires that there be a "meaningful reduction"  in the  Shareholder's  interest,  which  should  be the  case if the
Shareholder has a minimal  interest in the Fund,  exercises no control over Fund affairs and suffers a reduction in his or her proportionate  interest.  The Fund intends to take the position that tendering  Shareholders  will qualify for sale treatment. If the transaction is treated as a sale for tax purposes, any gain or loss recognized  will be treated as a capital gain or loss by  Shareholders  who hold their Shares as a capital asset and as a long-term  capital gain or loss if such Shares have been held for more than twelve  months.  If the  transaction is not treated as a sale, the amount  received upon a sale of Shares may consist in whole or in part of  ordinary  dividend  income,  a return of capital or capital gain,  depending on the Fund's earnings and profits for its taxable year and the
Shareholder's  basis in the Shares.  In  addition,  if any amounts  received are treated as a dividend to tendering Shareholders,  a constructive dividend may be received by non-tendering  Shareholders whose proportionate interest in the Fund has been increased as a result of the tender.

     Shareholders  should consult their tax advisers  regarding the specific tax consequences,  including  state and local tax  consequences,  of a repurchase of their Shares. Special tax rules apply to Shares repurchased from retirement plan accounts.

     11. Early Withdrawal  Charges.  The Fund does not charge a special handling or processing fee for repurchases.  However, if you tender for repurchase Shares that  are  subject  to Early  Withdrawal  Charges  as  described  in the  Fund's
Prospectus,  and if those Shares are  repurchased  by the Fund,  the  applicable
Early Withdrawal  Charge will be deducted from the proceeds of the repurchase of your Shares.  If you ask the Fund to repurchase a specific dollar amount of your
Shares,  and if the  Shares  are  subject  to  Early  Withdrawal  charges,  then
(assuming your request is not subject to pro-ration) the Fund will repurchase an amount  sufficient  to pay  the net  proceeds  you  have  requested  and  enough additional Shares to pay the applicable Early Withdrawal Charge.

     12. Proper Form of Repurchase  Request  Documents.  All questions as to the validity,  form, eligibility  (including,  for example, the time of receipt) and acceptance  of  repurchase  requests will be determined by the Fund, in its sole discretion,  and that determination will be final and binding. The Fund reserves the right to reject  any and all  tenders  of  repurchase  requests  for  Shares determined  not to be in the proper form, or to refuse to accept for  repurchase any Shares if, in the  opinion  of counsel to the Fund,  paying for such  Shares would be unlawful. The Fund also reserves the absolute right to waive any of the conditions  of this  Repurchase  Offer or any  defect in any  tender of  Shares, whether in general or with respect to any particular Shares or Shareholders. The
Fund's  interpretations  of the terms and  conditions of this  Repurchase  Offer shall be final and binding.  Unless  waived,  any defects or  irregularities  in connection with  repurchase  requests must be cured within the times as the Fund shall  determine.  Tenders of Shares  will not be deemed to have been made until all defects or irregularities have been cured or waived.

     Neither the Fund, Tremont Partners,  Inc. (the Fund's Investment  Manager),
OppenheimerFunds,  Inc. (the Fund's Investment  Adviser),  nor  OppenheimerFunds
Distributor,  Inc. (the Fund's Distributor),  nor any other person is or will be obligated to give notice of any defects or irregularities in repurchase requests tendered, nor shall any of them incur any liability for failure to give any such notice.

     13. Certain Information About the Fund. The Fund does not have any plans or proposals  that relate to or would result in: (a) the  acquisition by any person of additional  Shares (other than the Fund's  intention to accept  subscriptions for Shares from time to time in the  discretion of the Fund) or the  disposition of Shares,  other than as  disclosed  in the  Prospectus;  (b) an  extraordinary transaction,  such as a merger,  reorganization  or  liquidation,  involving the
Fund; (c) any material change in the present distribution policy or indebtedness or  capitalization of the Fund; (d) any change in the identity of the Investment
Manager, Investment Adviser or Trustees of the Fund, or in the management of the
Fund including,  but not limited to, any plans or proposals to change the number or term of the Trustees of the Fund, to fill any existing  vacancy for a Trustee of  the  Fund  or to  change  any  material  term  of  the  investment  advisory arrangements with the Investment  Adviser;  (e) a sale or transfer of a material amount  of assets  of the Fund  (other  than as the  Trustees  determine  may be necessary or appropriate to fund any portion of the repurchase  price for Shares acquired  pursuant to this  Repurchase  Offer or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business,  including  any plans or proposals to make any changes in its fundamental  investment policy for which a vote would be required by Section
13 of the Investment  Company Act of 1940; or (g) any changes in the Declaration of Trust or other actions that may impede the acquisition of control of the Fund by any person.

     During the past 60 days,  other than the acceptance of purchases for shares on March 1, 2005 and April 1, 2005,  no  transactions  involving the Shares were effected by the Fund, the Investment Manager,  Investment Adviser or Trustees of
the Fund, or any person controlling  either the Fund or the Manager,  Adviser or any Trustees of the Fund.

     14.  Miscellaneous.  The  Repurchase  Offer is not being  made to, nor will tenders  be  accepted  from,  Shareholders  in any  jurisdiction  in  which  the
Repurchase  Offer or its acceptance would not comply with the securities or Blue
Sky  laws  of  such  jurisdiction.  The  Fund  reserves  the  right  to  exclude
Shareholders  from  the  Repurchase  Offer  in any  jurisdiction  in which it is asserted that the  Repurchase  Offer cannot  lawfully be made. The Fund believes that such  exclusion  is  permissible  under  applicable  laws and  regulations, provided  the Fund makes a good faith effort to comply with any state law deemed applicable to the Repurchase Offer.

     NEITHER THE FUND NOR ITS BOARD OF TRUSTEES MAKE ANY  RECOMMENDATION  TO ANY
SHAREHOLDER  WHETHER TO TENDER OR REFRAIN FROM  PARTICIPATING  IN THE REPURCHASE
OFFER.  EACH  SHAREHOLDER  MUST MAKE AN INDEPENDENT  DECISION  WHETHER TO TENDER
SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

     NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY  RECOMMENDATION  ON BEHALF OF THE
FUND WHETHER  SHAREHOLDERS  SHOULD TENDER PURSUANT TO THIS REPURCHASE  OFFER. NO
PERSON  HAS  BEEN   AUTHORIZED   TO  GIVE  ANY   INFORMATION   OR  TO  MAKE  ANY
REPRESENTATIONS  IN  CONNECTION  WITH THIS  REPURCHASE  OFFER  OTHER  THAN THOSE
CONTAINED IN THIS REPURCHASE OFFER OR IN THE FUND'S  PROSPECTUS AND STATEMENT OF
ADDITIONAL  INFORMATION.  IF GIVEN OR MADE,  ANY SUCH  RECOMMENDATIONS  AND SUCH
INFORMATION  MUST NOT BE RELIED UPON AS HAVING BEEN  AUTHORIZED BY THE FUND, ITS
INVESTMENT ADVISER, DISTRIBUTOR OR TREMONT PARTNERS, INC.

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
EXCHANGE  COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
SECURITIES  COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR
ON THE ACCURACY OR ADEQUACY OF THE INFORMATION  CONTAINED IN THIS DOCUMENT.  ANY
REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     For the Fund's  current  Net Asset Value and other  information  about this
Repurchase Offer, or for a copy of the Fund's Prospectus, call Tremont Partners,
Inc. at 1.914.925.2951 or contact your financial adviser.

Dated:  April 29, 2005

Tremont Partners, Inc.

Exhibit (a)(1)(iii)

                              FORM OF REPURCHASE REQUEST FORM

--------------------------------------------------------------------------------------------
                           OFI TREMONT CORE STRATEGIES HEDGE FUND
--------------------------------------------------------------------------------------------
                                  REPURCHASE REQUEST FORM

To: OFI Tremont Core Strategies Hedge Fund

     Please  repurchase  the Shares of OFI Tremont  Core  Strategies  Hedge Fund
designated  below on the Valuation  Date that applies to this  Repurchase  Offer which expires on May 31, 2005. I understand  that if my  repurchased  Shares are subject to an Early  Withdrawal  Charge,  that charge will be deducted  from the proceeds of my repurchased Shares.

---------------------------------------------------------------------------------
Name(s) of Registered Shareholders:
(Please fill in EXACTLY as listed
on your Fund statement):
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Your Account Number:
(Please fill in EXACTLY as listed
on your Fund statement):
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Your Daytime Telephone Number:       Area Code: (         ) Telephone No.:
---------------------------------------------------------------------------------

Shares Tendered for Repurchase:
(Please fill in ALL applicable information):
---------------------------------------------------------------------------------
|_|  Full Tender    Please tender all of my Shares.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
|_|  Partial Tender Please tender all but $________________ of my Shares
                    (Please Note: A $500,000 minimum balance must be retained.)
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
                    Please repurchase enough of my Shares so that I will
                    receive $___________________.
                    (If an Early Withdrawal Charge applies, enough of my Shares
|_|  Dollar Amount  will be repurchased, subject to pro-ration, to provide the net proceeds requested. Please Note: A $500,000 minimum
                    balance must be retained.)
---------------------------------------------------------------------------------

Payment and Delivery Instructions:

     The  proceeds  of  repurchased  Shares  will be  wired  to you per the wire instructions  that you provide  below.  Your  signature(s)  on this form must be guaranteed per the instructions on the following page. A confirming  e-mail will be sent to you when the proceeds of the repurchased shares are wired.

Wiring Instructions:    Bank Name:        __________________________________
                  ABA#:             __________________________________
                  Account Name:           __________________________________
                  Account #:        __________________________________
                  For Further Credit To:  __________________________________

PLEASE ASSURE THAT YOU SIGN THIS FORM WHERE INDICATED!

Please sign below and note the following important points:

     o Your  signature(s)  below MUST  CORRESPOND  EXACTLY  with the names(s) in which your Shares are registered.  o If the Shares are held by two or more joint holders,  ALL SHAREHOLDERS  MUST SIGN BELOW. o If the Shares are held in a First
Trust IRA or 403(b)(7) account,  you must have First Trust submit the request on your  behalf.  o If the  Shares  are  held in the name of a  trustee,  executor, guardian,  attorney-in-fact,  corporation,  partnership or other  representative capacity,  include  the name of the  owner,  sign  using  your  title and submit evidence of your authority in a form satisfactory to Tremont Partners, Inc.

     ALL signatures must be guaranteed by one of the following: U.S. bank, trust company,  credit union or savings  association,  or by a foreign bank that has a
U.S. correspondent bank, or by a U.S. registered dealer or broker in securities, municipal securities, or government securities, or by a U.S. national securities exchange, a registered securities association or a clearing agency.

Date:_______________________________            Signatures(s) of owner(s)
                                          exactly as Shares are registered:
SIGNATURE(s) GUARANTEED BY:

------------------------------------            -------------------------------------
(Signature)                               (Signature of Owner)

------------------------------------            -------------------------------------
(Name)  (Title)                                 (Signature of Joint Owner)

If you have any questions about this form, call Tremont Partners, Inc. at
1.914.925.2951.

     This form must be RECEIVED by Tremont  Partners,  Inc. by 12:00 Midnight ET
May 31, 2005 (the Repurchase Request Deadline),  if you want to sell some or all of your  account of the OFI  Tremont  Core  Strategies  Hedge  Fund.  Repurchase
Requests  received  by  Tremont  Partners,  Inc.  cannot  be  revoked  after the
Repurchase Request Deadline.

               -------------------------------------------------------
                  SEND THIS FORM BY REGULAR MAIL, EXPRESS MAIL OR
                  ------------------------------------------------
                               OVERNIGHT COURIER TO:
                               ---------------------
                               Tremont Partners, Inc.
                      c/o OFI Institutional Hedge Fund Series
                        Corporate Center at Rye, Suite C-300
                             555 Theodore Fremd Avenue
                                Rye, New York 10580
                             Attention: David Goldstein
               -------------------------------------------------------

     NEITHER THE FUND NOR ITS BOARD OF TRUSTEES MAKE ANY  RECOMMENDATION  TO ANY
SHAREHOLDER  WHETHER TO TENDER OR REFRAIN FROM  PARTICIPATING  IN THE REPURCHASE
OFFER.  EACH  SHAREHOLDER  MUST MAKE AN INDEPENDENT  DECISION  WHETHER TO TENDER
SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

     NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY  RECOMMENDATION  ON BEHALF OF THE
FUND WHETHER  SHAREHOLDERS  SHOULD TENDER PURSUANT TO THIS REPURCHASE  OFFER. NO
PERSON  HAS  BEEN   AUTHORIZED   TO  GIVE  ANY   INFORMATION   OR  TO  MAKE  ANY
REPRESENTATIONS  IN  CONNECTION  WITH THIS  REPURCHASE  OFFER  OTHER  THAN THOSE
CONTAINED IN THIS REPURCHASE OFFER OR IN THE FUND'S  PROSPECTUS AND STATEMENT OF
ADDITIONAL  INFORMATION.  IF GIVEN OR MADE,  ANY SUCH  RECOMMENDATIONS  AND SUCH
INFORMATION  MUST NOT BE RELIED UPON AS HAVING BEEN  AUTHORIZED BY THE FUND, ITS
INVESTMENT ADVISER, DISTRIBUTOR OR TREMONT PARTNERS, INC.

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
EXCHANGE  COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
SECURITIES  COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR
ON THE ACCURACY OR ADEQUACY OF THE INFORMATION  CONTAINED IN THIS DOCUMENT.  ANY
REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Exhibit (a)(1)(iv)

  FORM OF LETTER TO SHAREHOLDERS REGARDING ACCEPTANCE OF TENDER OF ALL SHARES
                 HELD BY SHAREHOLDER

Date: __________

Dear Shareholder:

     OFI  Tremont  Core  Strategies  Hedge Fund (the  "Fund") has  received  and accepted for purchase your tender of your Shares in the Fund.

     Because  you  have  tendered  and  the  Fund  has  purchased   your  entire
investment,  you have been paid a note (the "Note")  entitling you to receive an initial payment of 95% of the estimated  repurchase price based on the unaudited net asset value of the Fund as of June 30, 2005 (the  "Valuation  Date"),  after subtraction of any applicable 1.00% Early Withdrawal  Charge that applies if the date as of which the Shares are to be valued for purposes of the  repurchase  is less than one year following the date of your initial investment in the Fund, in accordance with the terms of the Repurchase  Offer.  You will receive an initial payment  in this  amount  via wire or check,  as per your  instructions  on your
Repurchase  Request Form. In accordance with the terms of the Repurchase  Offer, payment will be made within  forty-five  (45) days of the Valuation  Date unless the Fund has requested a withdrawal of its capital from any Portfolio Fund(s) in order to fund the  repurchase of Shares,  in which case payment will be made ten
(10)  business  days after the Fund has  received at least 90% of the  aggregate amount withdrawn by the Fund from such Portfolio Funds.

     The terms of the Note provide that a contingent  payment  representing  the balance of the purchase  price,  if any, will be paid to you promptly  after the completion of the Fund's March 31, 2006 fiscal  year-end audit and is subject to fiscal year-end audit  adjustment.  This amount will be paid to you via wire, as per your instructions on your Repurchase Request Form. We expect the audit to be completed by the end of May 2006.

     The Note is held by Tremont  Partners,  Inc. on your behalf for your safety and  convenience.  Once  payment has been made to you in full under the terms of the Note, the Note will be cancelled.

Should you have any  questions,  please call your  financial  adviser or broker, or you can call Tremont Partners, Inc. at 1.914.925.2951.

Sincerely,

Tremont Partners, Inc.

Exhibit (a)(1)(v)

FORM OF LETTER TO SHAREHOLERS REGARDING ACCEPTANCE OF TENDER OF A PORTION OF
             SHARES HELD BY SHAREHOLDER

Date: _____________

Dear Shareholder:

OFI Tremont Core  Strategies  Hedge Fund (the "Fund") has received and accepted for purchase your tender of a portion of your Shares in the Fund.

     Because  you have  tendered  and the Fund has  purchased  a portion of your investment,  you have been paid a note (the  "Note")  entitling  you to  receive payment of 100% of the  estimated  repurchase  price based on the  unaudited net asset  value of the Fund as of June  30,  2005  (the  "Valuation  Date"),  after subtraction of the 1.00% Early Withdrawal  Charge that applies if the date as of which the Shares are to be valued for  purposes of the  repurchase  is less than one  year  following  the  date of  your  initial  investment  in the  Fund,  in accordance with the terms of the Repurchase Offer. You will receive a payment in this  amount  via wire or check,  as per your  instructions  on your  Repurchase
Request Form. In accordance with the terms of the Repurchase Offer, payment will be made within  forty-five  (45) days of the Valuation  Date unless the Fund has requested a withdrawal of its capital from any Portfolio  Funds in order to fund the  repurchase of Shares,  in which case payment will be made ten (10) business days after the Fund has received at least 90% of the aggregate  amount withdrawn by the Fund from such Portfolio Funds.

     The Note is held by Tremont  Partners,  Inc. on your behalf for your safety and  convenience.  Once  payment has been made to you in full under the terms of the Note, the Note will be cancelled.

     You remain a  Shareholder  of the Fund with  respect to the portion of your shares in the Fund that you did not tender.

     Should  you have any  questions,  please  call your  financial  advisor  or broker, or you can call Tremont Partners, Inc. at 1.914.925.2951.

Sincerely,

Tremont Partners, Inc.

Exhibit (a)(1)(vi)

 FORM OF PROMISSORY NOTE FOR PAYMENT REGARDING ACCEPTANCE OF TENDER OF ALL
               SHARES HELD BY SHAREHOLDER

     Pursuant  to  the  Offer  to  Purchase  (the  "Repurchase   Offer")  up  to
twenty-five  percent  (25%)  of  the  Fund's  aggregate  outstanding  shares  of beneficial  interest  ("Shares")  at a price equal to the net asset value on the
Valuation Date upon the terms and conditions set forth in the Repurchase  Offer,
OFI Tremont Core  Strategies  Hedge Fund hereby  promises to pay in cash, in the manner  set forth  below,  to the  person  identified  below as the  payee  (the
"Payee")  an  amount  equal to the  estimated  net  asset  value  of the  Shares tendered,  determined  as of the  Valuation  Date in  accordance  with the asset valuation policy of the Fund.

     This note  entitles  the Payee to  receive an  initial  payment,  valued in accordance with the terms of the Repurchase Offer,  equal to at least 95% of the estimated value of the Shares (the "Initial  Payment") which will be paid to the payee in the form of a wire  within  forty-five  (45) days  after the  Valuation
Date,  unless  the Fund has  requested  a  withdrawal  of its  capital  from any
Portfolio  Fund(s)  in order to fund the  repurchase  of  Shares,  in which case payment will be made ten (10) business days after the Fund has received at least
90% of the aggregate amount  withdrawn by the Fund from such Portfolio  Fund(s).
An Early  Withdrawal  Charge  of 1.00% of the  value of Shares  (or  portion  of
Shares)  repurchased  by the Fund will  apply if the date as of which the Shares are to be valued for purposes of repurchase is less than one year  following the date of the Payee's  initial  investment in the Fund. If  applicable,  the Early
Withdrawal  Charge  will  be  deducted  before  payment  of  the  proceeds  of a repurchase.

     This note also  entitles  the Payee to a  contingent  payment  equal to the excess,  if any, of (x) the net asset  value of the Shares (or portion  thereof)
repurchased by the Fund as of the date of such  repurchase,  determined based on the audited  financial  statements of the Fund for the Fiscal Year in which such repurchase was effective over (y) the Initial Payment. The contingent payment is payable  promptly  after the  completion  of the audit of the  Fund's  financial statements for the fiscal year ending March 31, 2006.

     Both the initial and contingent  payments  hereunder shall be paid in cash, provided,  however, that if the Fund's Board of Trustees determines that payment of all or a  portion  of the  purchase  price by a  distribution  of  marketable securities  is  necessary  to  avoid  or  mitigate  any  adverse  effect  of the
Repurchase  Offer on the remaining  Shareholders  of the Fund, then such payment shall be made by  distributing  such  marketable  securities,  all as more fully described in the Repurchase Offer.

Both the initial and contingent  payment of this note shall be made by wire to the Payee, as per the Payee's instruction on the Repurchase Request Form.

This note may not be pledged, assigned or otherwise transferred by the Payee.

     This note shall be  construed  according to and governed by the laws of the
State of New York  without  giving  effect to the  conflict  of laws  principles thereof.  Any capitalized term used herein but not defined herein shall have the meaning ascribed to it in the Repurchase Offer.

Payee: _______________________
                                         OFI Tremont Core Strategies Hedge Fund

                                         By: _______________________________

Exhibit (a)(1)(vii)

FORM OF PROMISSORY NOTE FOR PAYMENT REGARDING ACCEPTANCE OF TENDER OF A PORTION
           OF SHARES HELD BY SHAREHOLDER

     Pursuant  to  the  Offer  to  Purchase  (the  "Repurchase   Offer")  up  to
twenty-five  percent  (25%)  of  the  Fund's  aggregate  outstanding  shares  of beneficial  interest  ("Shares")  at a price equal to the net asset value on the
Valuation Date upon the terms and conditions set forth in the Repurchase  Offer,
OFI Tremont Core  Strategies  Hedge Fund hereby  promises to pay in cash, in the manner  set forth  below,  to the  person  identified  below as the  payee  (the
"Payee")  an  amount  equal to the  estimated  net  asset  value  of the  Shares tendered,  determined  as of the  Valuation  Date in  accordance  with the asset valuation policy of the Fund.

     This note  entitles  the Payee to receive a payment,  valued in  accordance with the terms of the Repurchase Offer,  equal to at least 100% of the estimated value of the Shares (the "Initial  Payment")  which will be paid to the payee in the form of a check or wire  within  forty-five  (45) days  after the  Valuation
Date,  unless  the Fund has  requested  a  withdrawal  of its  capital  from any
Portfolio  Fund(s)  in order to fund the  repurchase  of  Shares,  in which case payment will be made ten (10) business days after the Fund has received at least
90% of the aggregate amount  withdrawn by the Fund from such Portfolio  Fund(s).
An Early  Withdrawal  Charge  of 1.00% of the  value of Shares  (or  portion  of
Shares)  repurchased  by the Fund will  apply if the date as of which the Shares are to be valued for purposes of repurchase is less than one year  following the date of the Payee's  initial  investment in the Fund. If  applicable,  the Early
Withdrawal  Charge  will  be  deducted  before  payment  of  the  proceeds  of a repurchase.

     The payment hereunder shall be paid in cash, provided, however, that if the
Fund's  Board of  Trustees  determines  that  payment of all or a portion of the purchase price by a distribution of marketable  securities is necessary to avoid or  mitigate  any  adverse  effect  of the  Repurchase  Offer  on the  remaining
Shareholders of the Fund,  then such payment shall be made by distributing  such marketable securities, all as more fully described in the Repurchase Offer.

The payment of this note shall be made by wire to the Payee, as per the Payee's instruction on the Repurchase Request Form.

This note may not be pledged, assigned or otherwise transferred by the Payee.

This note shall be construed  according to and governed by the laws of the State of New York without giving effect to the conflict of laws principles thereof.

Any capitalized  term used herein but not defined herein shall have the meaning ascribed to it in the Repurchase Offer.

Payee: _______________________

                                    OFI Tremont Core Strategies Hedge Fund

                                    By: _______________________________